GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

02 NOV -5 AM 6:45

28 October 2002

02055873

SUPPL

SECURITIES & EXCHANGE COMMISSION,
Office of International Corporate Finance,
450 Fifth Street, NW
Mail Stop 3-9
Washington, DC 20549
USA

Dear Sir/Madam,

Re: GZITIC Hualing Holdings Limited - File No. 82-4195 ("the Company")

Enclosed please find English and Chinese version of the following documents for your record:

Name of Notice or Report	No of Copies	Circulation Date	Information Provided to
2001 Interim Report	2	30 September 2002	Shareholders
Announcement	1	30 September 2002	Stock Exchange/Newspaper
Announcement	1	25 October 2002	Stock Exchange/Newspaper

Thanking for your kind attention.

Yours sincerely,
For and on behalf of
GZITIC Hualing Holdings Ltd.

p.p.

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Wong Hon Sum
Company Secretary

HW/ip

Encl.

Rooms 2802-4, 28/F., Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong.
Tel:(852) 2802 2155 Fax:(852) 2598 8995
http://www.hualing.com.hk
香港灣仔港灣道 25 號海港中心 28 樓 2802-4 室
電話:(852) 2802 2155 圖文傳真:(852) 2598 8995
http://www.hualing.com.hk



Interim Report 2002

GZITIC HUALING HOLDINGS LIMITED
國信華凌集團有限公司

Results

The Board of Directors (the "Board") of GZITIC Hualing Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002 (the "Period") as follows:

Condensed Consolidated Income Statement

		Six months ended 30 June	
		2002	2001
		(Unaudited)	(Unaudited)
	Note	**HK$'000**	HK$'000
Turnover	2	**714,726**	949,717
Cost of sales		**(611,336)**	(726,504)
Gross profit		**103,390**	223,213
Other revenue	3	**24,305**	14,173
Selling and distribution expenses		**(79,067)**	(105,421)
Administrative expenses		**(41,834)**	(60,733)
Other operating expenses		**(484)**	(1,893)
Operating profit	4	**6,310**	69,339
Finance cost		**(14,104)**	(19,203)
Share of losses of associates		**(1,569)**	(1,416)
Profits/(losses) before taxation		**(9,363)**	48,720
Taxation	5	**3,047**	(3,861)
Profits/(losses) after taxation		**(6,316)**	44,859
Minority interests		**(3,130)**	(6,795)
Profits/(losses) attributable to shareholders		**(9,446)**	38,064
Earnings/(losses) per shares			
– basic	7	**(0.7) cents**	3.2cents
– diluted	7	**(0.7) cents**	3.1cents

Interim Results

Condensed Consolidated Balance Sheet

	Note	30 June 2002 (Unaudited) HK$'000	31 December 2001 (Audited) HK$'000
Non-current assets			
Fixed assets		**577,832**	570,948
Other assets		**244,206**	229,092
		822,038	800,040
Current assets			
Inventories		**600,592**	635,241
Trade and other receivables	8	**551,100**	388,069
Bank and cash balance		**136,699**	187,039
		1,288,391	1,210,349
Current Liabilities			
Trade and other payable	9	**829,026**	701,028
Tax payable		**34,556**	28,515
Short-term bank borrowings		**520,564**	518,574
Other short-term borrowings		**–**	30,000
		1,384,146	1,278,117
Net current assets/(liailities)		**(95,755)**	(67,768)
Total assets less current liabilities		**726,283**	732,272
Non-current liabilities			
Long-term bank borrowings		**16,500**	16,500
		16,500	16,500
Net assets before minority interest		**709,783**	715,772
Minority interest		**37,225**	34,095
Net assets		**672,558**	681,677
Representing			
Share capital	10	**138,172**	138,052
Reserve		**534,386**	543,625
		672,558	681,677

Condensed Consolidated Cash Flow Statement

		Six months ended 30 June	
		2002	2001
		(Unaudited)	(Unaudited)
	Note	**HK$'000**	HK$'000
Net cash inflow/(outflow) from operating activities	12	**27,508**	(17,100)
Net cash outflow from returns on investments and servicing of finance		**(15,747)**	(17,975)
Taxation paid		**(17,664)**	(75,954)
Net cash outflow from investing activities		**(46,697)**	(89,081)
Net cash outflow before financing		**(52,600)**	(200,110)
Net cash inflow from financing		**2,260**	111,671
Decrease in bank balance and cash		**(50,340)**	(88,439)
Bank balance and cash as at 1 January		**187,039**	171,367
Bank balance and cash as at 30 June		**136,699**	82,928

Consolidated Statement of Change in Equity

	Share Capital (unaudited) HK$'000	Share Premium (unaudited) HK$'000	General Reserve Fund (unaudited) HK$'000	Enterprise Expansion Fund (unaudited) HK$'000	Exchange Reserve (unaudited) HK$'000	Property Revaluation Reserve (unaudited) HK$'000	Accumulated Losses (unaudited) HK$'000	Total (unaudited) HK$'000
Balance as of 1 January 2001	117,906	446,533	33,144	16,958	28,497	13,000	(54,952)	601,086
Share of post-acquistion reserves	-	-	-	-	-	-	-	-
Currency translation difference	-	-	-	-	(57)	-	-	(57)
Net gain not recognised in the income statement	117,906	446,533	33,144	16,958	28,440	13,000	(54,952)	601,029
Net profit for the period	-	-	-	-	-	-	38,064	38,064
Profit appropriation	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-
Issue of share capital	19,143	63,574	-	-	-	-	-	82,717
Share issue expenses	-	(624)	-	-	-	-	-	(624)
Balance as of 30 June 2001	137,049	509,483	33,144	16,958	28,440	13,000	(16,888)	721,186
Balance as of 1 January 2002	138,052	509,219	33,477	16,958	28,497	-	(44,526)	681,677
Share of post-acquisition reserves	-	-	38	20	-	-	-	58
Currency translation difference	-	-	-	-	-	-	-	-
Net gain not recognised in the income statement	138,052	509,219	33,515	16,978	28,497	-	(44,526)	681,735
Net loss for the period	-	-	-	-	-	-	(9,446)	(9,446)
Profit appropriation	-	-	195	-	-	-	(195)	-
Dividends	-	-	-	-	-	-	-	-
Issue of share capital	120	156	-	-	-	-	-	276
Share issue expenses	-	(7)	-	-	-	-	-	(7)
Balance as of 30 June 2002	**138,172**	**509,368**	**33,710**	**16,978**	**28,497**	**-**	**(54,167)**	**672,558**

Notes to Unaudited Condensed Financial Statements

(1) Principal Accounting Policies and Basis of Preparation

These unaudited consolidated interim accounts ("interim accounts") are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim Financial Reporting", issuing by the Hong Kong Society of Accountants, and Appendix 16 of Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31 December 2001, except that the Group has changed certain of its accounting policies following its adoption of the following Statements of Standard Accounting Practice (SSAPs) issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1st January 2002:

SSAP 1 (revised):	Presentation of financial statements
SSAP 11 (revised):	Foreign currency translation
SSAP 15 (revised):	Cash flow statements
SSAP 25 (revised):	Interim financial reporting

These unaudited condensed consolidated interim financial statements have not been audited by the Company's auditors but have been reviewed by the Company's Audit Committee.

(2) Turnover and Segment Information

Substantially all turnover of the Group is attributable to the sales of household electrical appliances.

An analysis of the Group's turnover and contribution to operating profit/(loss) by products are summarized as follows:

	Turnover Six months ended 30 June		**Contribution to operating profit/(loss) Six months ended 30 June**	
	2002 (Unaudited) HK$'000	2001 (Unaudited) HK$'000	**2002 (Unaudited) HK$'000**	2001 (Unaudited) HK$'000
Sales of refrigerators (Note 1)	**160,758**	169,687	**(11,885)**	(29,120)
Sales of air-conditioners (Note 2)	**443,550**	661,773	**15,869**	83,853
Sales of mini-refrigerators (Note 3)	**110,418**	118,257	**8,130**	19,506
Others	**–**	–	**(5,804)**	(4,900)
	714,726	949,717	**6,310**	69,339

Note 1: Analysis of sales of refrigerators into domestic sales in the PRC and export sales outside the PRC is as follows:

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Domestic sales in PRC	**142,390**	165,595
Export sales outside the PRC		
Europe	**6,484**	4,092
Asia-Pacific	**11,884**	–
Africa	**–**	–
Total export sales	**18,368**	4,092
Total	**160,758**	169,687

Note 2: Analysis of sales of air-conditioners into domestic sales in the PRC and export sales outside the PRC is as follows:

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Domestic sales in the PRC	**232,206**	537,417
Export sales outside the PRC		
Europe	**53,851**	37,307
America	**66,161**	39,172
Asia-Pacific	**80,843**	47,877
Africa	**10,489**	–
Total export sales	**211,344**	124,356
Total	**443,550**	661,773

Note 3: Analysis of sales of mini-refrigerators into domestic sales in the PRC and export sales outside the PRC is as follows:

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Domestic sales in the PRC	**16,491**	33,766
Export sales outside the PRC		
Europe	**1,873**	–
America	**29,500**	28,968
Asia-Pacific	**61,992**	55,523
Africa	**562**	–
Total export sales	**93,927**	84,491
Total	**110,418**	118,257

(3) *Other Revenue*

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Rental Income	**1,918**	198
Write-back of provision for obsolete stock	**11,314**	–
Write-back of provision for doubtful debts	**5,657**	–
Government subsidies	**1,207**	–
Value added tax refund	**–**	7,430
Sales of sctap material	**3,528**	4,957
Others	**681**	1,588
	24,305	14,173

(4) Operating Profit

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Operating profit is stated after charging the following:		
Depreciation on fixed assets	**33,564**	25,819
Amortisation of goodwill	**340**	340
Interest on borrowings	**17,738**	19,502

(5) Taxation

No Hong Kong profits tax has been provided as the Group did not have any assessable income under Hong Kong Profit tax. Overseas taxation has been calculated on the estimated assessable profit for the period as the rate prevailing in the respective jurisdictions.

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
PRC Enterprise Income Tax		
Provision of current period	**(3,184)**	(3,861)
(Underprovision)/overprovision over prior year	**6,231**	–
	3,047	(3,861)

(6) Interim Dividend

The directors do not recommend the payment of an interim dividend for the period ended 30 June 2002 (2001: nil).

(7) Earnings/(Losses) Per Share

The calculation of basic losses per share is based on the consolidated losses attributable to shareholders for the period of approximately HK$9,446,000 (2001 profits attributable to shareholders: HK$38,064,000) and weighted average of 1,381,603,701 shares (2001: 1,207,558,893 shares) in issue during the period.

Diluted losses per share for the period is computed by diluted number of 1,382,511,306 shares (2001: 1,216,895,889 shares).

(8) Trade and Other Receivable

No specific credit term policy was adopted by the Group as the credit terms granted by the Group's varies towards different customers. As of 30 June 2002, accounts receivable was analysed as follows:

	30 June 2002 (Unaudited) HK$'000	31 December 2001 (Audited) HK$'000
Within one year	**351,251**	327,695
Over 1 year but within 2 years	**33,498**	26,126
Over 2 years	**30,296**	18,538
	415,045	372,359
Provision for doubtful debts	**(66,770)**	(71,485)
Other receivables	**202,825**	87,195
	551,100	388,069

(9) Trade and Other Payable

The following is an aging analysis of trade payable at the reporting date:

	30 June 2002 (Unaudited) HK$'000	31 December 2001 (Audited) HK$'000
Within one year	**526,740**	441,945
Over 1 year but within 2 years	**23,401**	7,479
Over 2 years	**4,704**	2,476
	554,845	451,900
Other payables	**274,181**	249,128
	829,026	701,028

(10) Share Capital

	30 June 2002 (Unaudited) HK$'000	31 December 2001 (Audited) HK$'000
Authorised:		
1,600,000,000 Ordinary shares of HK$0.1 each	**160,000**	160,000
Issued and fully paid:		
1,381,716,408 Ordinary shares of HK$0.1 each (31 December 2001: 1,380,516,408 shares)	**138,172**	138,052

During the period, 1,200,000 ordinary shares of HK$0.10 each were issued upon the exercise of share option as follows:

(a) 300,000 shares at a premium of HK$0.144 each;

(b) 900,000 shares at a premium of HK$0.125 each.

(11) Share Option Scheme

Pursuant to the Company's share option scheme dated 26 November 1993, the Company, for incentive purpose, is authorised to grant options to executive directors and employees of the Group to subscribe for shares in the Company ("Shares"), subject to a maximum when the aggregate number of Shares issued and issuable under the Scheme, together with any Shares issuable upon exercise of all options for the time being outstanding which have been granted under any other scheme involving the issue or grant of options over Shares or other securities by the Company to, or for the benefit of, executives and/or employees of the Group, equivalent to the nominal value 10% of issued share capital of the Company, excluding Shares issued pursuant to the Scheme. The subscription price would be determined by the directors, and would not be less than the higher of the nominal value of the Shares and 80% of the average of the closing prices of the shares quoted on The Stock Exchange of Hong Kong Limited on the five trading days immediately preceding the date of offer of the option. There is no limit as to the number of shares in respect of which options may be granted under the scheme to any one participant. The terms of the scheme provide that an option may be exercised under the scheme at any time during the period commencing on the date upon which such option is deemed to be granted and accepted.

A summary of the movements of number of share options granted under the scheme during the period is as follows:

	Subscription price per share				
	HK$0.930	**HK$0.244**	**HK$0.225**	**HK$0.211**	**Total**
Beginning as of 1 January 2002	2,800,000	4,300,000	900,000	2,480,000	10,480,000
Granted during the period	–	–	–	–	–
Exercised during the period	–	(300,000)	(900,000)	–	(1,200,000)
Cancelled/Lapsed during the period	(2,000,000)	–	–	–	(2,000,000)
Balance as of 30 June 2002	**800,000**	**4,000,000**	**–**	**2,480,000**	**7,280,000**

The share options are exercisable over a period of ten years from the date of granting the options.

(12) ***Reconciliation of Profit/(Loss) before Taxation to Net Cash Inflow/(Outflow) from Operating Activities***

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Profits (losses) before taxation	**(9,363)**	48,720
Share of losses of associates	**1,569**	1,416
Depreciation and amortisation	**33,904**	26,159
Loss on disposal of fixed assets	**326**	329
Interest income	**(1,560)**	(1,527)
Interest expenses	**17,738**	19,502
Increase in tax payable	**26,752**	39,633
Decrease/(Increase) in inventory	**34,650**	(98,486)
Increase in trade and other receivables	**(163,031)**	(248,881)
Increase in trade and other payables	**86,523**	196,016
Exchange difference	**–**	19
Net cash inflow/(outflow) from operating activites	**27,508**	(17,100)

(13) ***Related Parties Transactions***

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

The Group had the following material transactions with related parties during the period, which the directors considered were in the normal course of business and under normal commercial terms:

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Purchase from Guangzhou Hualing Polyfoam Co., Ltd	**4,317**	2,955
Purchase from and processing charges paid to Yungang Plastic Co., Ltd	**6,792**	7,432
Purchase equipments from Xian Dongfang Electrical (Group) Co., Ltd**	**11,474**	–
	22,583	10,387

** *Pursuant to an approval document (No. 005) from Xian Ministry of Foreign Trade and Economic Committee, the issued and paid-up capital of Xian Dongling Refrigerating Compressors Co., Ltd ("Xian Dongling"), an associate of the Group, was increased from US$11,340,000 to US$18,670,000. The Company contributed capital of US$1,832,500, consisting of cash of US$361,500 and equipments equivalent to US$1,471,000. Such equipments were purchased from Xian Dongfang Electrical (Group) Co., Ltd. the major shareholder of Xian Dongling. As at the date of the report, the amount is still remained outstanding in the accounts of the Group.*

(14) *Banking Facilities and Pledge of Assets*

As at 30 June 2002, the Group had banking facilities of approximately HK$618,895,000 (as at 31 December 2001: HK$634,896,000) for overdrafts, bank borrowings and trade financing. As at that date, approximately HK$550,160,000 was utilized (as at 31 December 2001: HK$535,074,000).

These facilities were secured by:

(a) corporate guarantees given by the subsidiaries of the Company;

(b) charges over certain fixed assets of China Refrigeration Industry Co., Ltd., Guangzhou Hualing Air-conditioning & Equipment Co., Ltd and Hefei Hualing Electrics Co., Ltd. With a total book value of approximately HK$239,557,000 as at 30 June 2002 (as at 31 December 2001: HK$116,967,000).

(15) *Capital Commitments*

As at 30 June 2002, the Group had authorized and contracted capital commitments in relation to purchase of fixed assets of approximately HK$23,876,000 (as at 31 December 2001: HK$43,893,000).

Financial Performance

For the period ended 30 June 2002, the Group's sales volume increased by approximately 9.72%, while turnover reached approximately HK$714,726,000 compared with HK$949,717,000 last year, representing a decrease of approximately 24.74%. Operating profit dropped by 90.90%, amounted to approximately HK$6,310,000 (2001: HK$69,339,000). Losses attributable to shareholders were approximately HK$9,446,000 (2001 profits attributable to shareholders: HK$38,064,000). As at 30 June 2002, cash on hand was approximately HK$136,699,000.

Interim Dividend

The Board does not recommend any interim dividend for the period ended 30 June 2002 (2001: nil).

Industry Overview

In the first half of 2002, the economy of the People's Republic of China ("PRC") has grown steadily, thus stimulated the growth of industrial production. Yet, the slow down of people's income growth, the low price level of commodities and the moderate growth of demand in rural areas have affected the economic development of the first half of this year.

During the period, the drop in the consumption price and persistent new entries of household appliance manufacturers into the industry, have made the household appliance market in the PRC much more competitive and the growth in the overall marginal profit of the industry smaller than the growth in the overall sales during the period.

In the export market, the PRC household appliance manufacturing industry has been further developed and the volume of export has increased, coupled with the competitive price level of PRC products, it is estimated that the PRC household appliance industry will play an important role in the international household appliance market in the foreseeable future.

Business Review

During the period under review, the Group has strived to enlarge the market share of air-conditioner and refrigerator markets in the PRC and overseas. Based on the Group's application of modern management system, it has become one of the largest household appliance enterprises in the PRC. As there were many new entrants to the industry during the period, the industry became extremely competitive. Despite the Group performed well in exploring both the PRC and overseas market, in developing new products, building corporate information system, controlling cost and establishing corporate culture; it could not offset the negative effect brought by the fierce competition towards the Group's gross profit.

Air-conditioner Business Analysis

During the period under review, the sales volume of air-conditioner amounted to approximately 301,000 units, increased by approximately 4.88% compared to the corresponding period last year. However, under the influence of an overall price-cut in the PRC air-conditioner market, the Group's profit from air-conditioners could not obtained a parallel growth with the sales volume, the turnover of air-conditioners decreased by approximately 32.98% in comparison with the corresponding period last year, amounted to approximately HK$443,550,000.

Overseas Export Market

During the period under review, the Group's air-conditioner export business was satisfactory, the export volume increased by approximately 59.79% compared to the corresponding period last year. It amounted to approximately 155,000 units and achieved approximately 89% of the Group's year plan, while the turnover increased by approximately 69.95% compared to the same period last year, amounted to approximately HK$211,344,000. During the period, exports to North America, Europe and Taiwan region have recorded a larger increase. Export to North America amounted to approximately 56,600 units, to Taiwan amounted to approximately 38,400 units, increased by approximately 50% and 67% respectively compared to the corresponding period last year. The Group's export to Europe has exceeded 40,000 units during the period and a faster growth pace was recorded compared to the same period of last year.

The PRC Market

During the period under review, the sales volume of air-conditioner in the PRC amounted to approximately 146,000 units, decreased by approximately 1.35% compared to the corresponding period last year. Turnover dropped by approximately 46.81%, amounted to approximately HK$231,778,000. There were two reasons for the drop in sales volume and turnover of the PRC market. First, many new air-conditioner manufacturers in the PRC cut down the price intentionally to crash the market price system, in order to raise their reputation and increase their market share in a short period of time. The other reason was because of the cool summer in the PRC this year, which has lowered the demand for air-conditioners and thus affected the sales of the Group's air-conditioners. However, the management of Group believes that long-term development of the corporation could only be brought forth by providing high quality products and services to the clients. Therefore, during the period, the Group upheld the mission of "High quality products and services" and had not involved in the price-cut blindly, instead the Group focused on raising the product quality and service standard so as to fulfill it's commitment to the users. Although this might bring negative effect towards the Group's air-conditioner business in the PRC in the short-run, it will, however, help the Group to enhance its air-conditioner brand image and competitiveness in long-run.

OEM Market in the PRC

During the period under review, the Group's sales volume in OEM business amounted to approximately 392 units, decreased by approximately 99.07% compared to the same period last year, while the turnover amounted to approximately HK$428,000, decreased by 99.58% compared to the corresponding period last year. As the brown electronic appliance manufacturers in the PRC were confident with the air-conditioner market, they have set up their own factories for product development and manufacturing, coupled with the cool summer of the PRC, both have led to a drop in the demand for the Group's OEM air-conditioners in the PRC.

Refrigerator Business Analysis

During the period under review, the Group's refrigerator sales volume increased by approximately 13.94% compared to the corresponding period last year, amounted to approximately 376,000 units. The turnover of refrigerators amounted to approximately HK$271,176,000 decreased by approximately 5.82% compared to the corresponding period last year.

Overseas Export Market

During the period under review, the export sales volume of the Group's refrigerator has grown steadily, the export volume of refrigerators amounted to approximately 181,000 units, increased by approximately 15.29% compared to the corresponding period last year. The turnover increased by approximately 26.77%, reaching approximately HK$112,295,000. The performance of export business in refrigerators was the most outstanding. The accumulative export volume for the first half of this year has already exceeded the aggregate export volume last year that reached approximately 19,300 units with an aggregate value of approximately HK$18,368,000. The development of refrigerator market in Europe was encouraging and the sales volume of export to the UK accounted for approximately 40% of the aggregate export volume during the period. Meanwhile, the Group's competitiveness in the Asia market was further accelerated with the sales volume of export to Indonesia achieved a high growth rate compared with last year. During the period, the export volume of HUALING mini-refrigerators in the three largest markets, namely North America, Japan and Europe increased by approximately 7.78%, reaching approximately 164,000 units. The large growth rate in the export of refrigerator was a great encouragement to the Group in the export market and has strengthened the Group's confidence towards the international market. The Group will continue to develop the international market and at the same time, speed up its research and development of new products.

The PRC Market

During the period under review, the sales volume of refrigerators in the PRC decreased by approximately 3.27% compared to the corresponding period last year, reaching approximately 148,000 units. The turnover decreased by approximately 34.51% compared to the corresponding period last year, amounted to approximately HK$113,331,000. During the period, the Group obtained the development rights of new products, progressively restructured the research and development direction of new refrigerator models, and made use of different price levels and characteristics comprising the high, medium and low categories of end products to fit with the demand of customers from different segments. The Group's marketing strategy is to strive for a higher profit through 20% of products comprising the high and medium category and a larger market share through 80% of products comprising the medium and low category. These have raised the flexibility of the market operation of the Group.

OEM Market in the PRC

The Group's sales volume and turnover of refrigerators in OEM business were approximately 47,000 units and HK$45,550,000 respectively, representing a substantial increase of approximately 135% and 73.08% compared to the corresponding period last year. The increase in the sales of OEM refrigerators was mainly caused by the high entry barrier of the industry and the manufacturers, who aimed at brand diversification, would prefer to working with manufacturers that produced higher-quality OEM products in their brand image.

Overall Business Analysis of the Group

Application of Corporate Information System

During the period under review, the Group attained a progressive improvement in the establishment of an information system. The Product Data Management ("PDM") project, the Enterprise Resources Planning ("ERP") project – co-launched with the renowned IT enterprise, Legend Group and the Group's procurement information system, were launched successfully in April this year. All of these would bring about significant and persistent influence to the Group in enhancing its efficiency in decision-making, strengthening its cost-control and raising its management quality, etc. Furthermore, the Group has moved a great step forward in building a Web-based procurement information platform. Initially, the operation of the Web-based logistics management information system helped the suppliers to obtain first hand logistics management related information, thus they could be in time to prepare and arrange delivery according to the procurement plan, so as to lower the inventory level of the Group.

Cost Control

During the period under review, the Group aimed to strengthen the structure of the Group's resources, enhance the cooperation between the Group's subsidiaries and improve the efficiency of internal resources allocation, in order to reduce cost in different stages of production. At the same time, the Group has appropriately cut the salary of the management so as to further control the operating management cost. For the Group's resources structure, the Group has established a central procurement center and a Web-based procurement platform in early 2002. After running for months, the new procurement model was especially beneficial in reducing the procurement cost. It is expected that the procurement cost will be reduced by more than 5% for the whole year.

The Research and Development ("R&D")

During the period under review, the Group's air-conditioner companies continued to enhance its technology in researching and developing new products. A product management committee was established and the development of new products has been included in the investment operating system for long-term planning and management. To complement the demand for market diversification in the future, the subsidiaries of the Group have divided its technological R&D department into the "domestic product R&D department" and the "international product R&D department" that were responsible for the technological R&D of domestic and international products respectively. Thus, the efficiency and success rate of product development have been enhanced to a large extent. During the period, the Group has implemented 17 projects on new products and 14 projects on the improvement of major technologies and R&D management. The new discoveries in R&D will drive the Group to further developments.

Quality Control

During the period under review, in order to maintain the quality standard of products under the brand name of HUALING and enhance the market competitiveness of HUALING products, the Group emphasized in establishing a strict quality control system and the result was satisfactory. Subsidiaries of the Group were strictly adhering to the requirements of ISO9001 2000 by amending the quality handbook and procedure documents. Regular meetings on quality standard have enhanced the quality level. During the period, the Group's average rate of B product per month was only 0.10%, which was much lower than the average standard of 0.27% last year. The strict quality management has further enhanced customers' recognition and loyalty towards the brand name of HUALING.

Capital Operation and Restructuring

During the period under review, leveraging on the opportunities brought by the restructuring of the international and PRC household appliance industry, the Group researched and laid down expansion strategies through the capital market, and expected to strengthen HUALING rapidly through asset restructuring, so as to realize the goal of becoming one of the top five air-conditioner and refrigerator manufacturers in the PRC before the year of 2005.

Human Resources Management and Establishment of Corporate Culture

During the period under review, the Group endeavoured to strengthen the human resources management and improved systems, such as the "Result and effectiveness examining system" and the "Management examination regulations". An effective practical result was achieved after a period of experimentation. The subsidiaries of the Group worked together on building a corporate information system and made revolutionary changes in management via the information systems like the ERP and the PDM to strengthen the theory of human resources management and the ways of working and at the same time, to reconstruct the working procedure through training and monitoring so as to enhance the overall managing quality in all scales.

To complement human resources management and to respond to the trend of corporate management reform, the Group recruited a group of experts and professors from different internationally renowned enterprises and universities during the period. All the parties joined together to propose and gather thoughts with regard to the concept of the Group's corporate culture and to compile a corporate culture handbook, which would be implemented by all the employees to raise their spirit and loyalty towards the Group.

Employment, Training, Development and Remuneration Policy

As at 30 June 2002, the Group employed approximately 2,900 staff, comprising 10 of them in Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing industry practice. The Group has set up share options scheme and provided retirement benefits, in the form of Mandatory Provident Fund etc. and other benefits, which are similar to the employees in the PRC. The Group will also grant bonus and other kinds of remuneration according to individual performance and the performance of the Group's overall profit.

Liquidity and Capital Resources

The Group financed its operations through internal funding and corresponding banks in the PRC.

Prospects

Due to the fierce competition in the PRC household appliance industry during the period, many competitiors have withdrawn as the profit margin of the industry has dropped. Therefore, it is expected that competition will be lessened in the second half of this year and the business prospects will be better. Looking forward, the Group will grasp the opportunities brought by the restructuring of the PRC white household appliance industry and the upgrading of product structures to expand its operating scales and at the same time, follow the market trend and apply the latest technology to accelerate the technological advantages of HUALING products continuously. The management of the Group believes that as a new series of the Group's products come onto the market, there will be a breakthrough in the Group's sales volume.

In the future, it is expected that the status of PRC household appliance manufacturing industry as "The World's Largest Household Appliance Manufacturing Base" will be raised and consolidated continuously and eventually this will help the PRC household appliance industry to strive for more opportunities in the global market with a wider coverage. The Group will grasp this opportunity to consistently enhance, examine and utilize the technology and advantages of its products, to speed up its exploration of the overseas market network and to implement its long-term and internationalization goal effectively.

Summary of the Group's Future Targets:

- Many manufacturers have withdrawn as the profit margin has dropped, the competition is expected to lessen in the future and the business prospects of the Group is foreseen to be better.
- Leverage on the opportunities brought by the restructuring of the PRC white household appliance industry and the upgrading of product structures to expand its operating scale.
- Follow the market trend and apply the latest technology to raise the technological advantages of HUALING products continuously.
- Improve product structure to conform with different market segments.
- Strengthen the research and development of its overall products to produce high value-added and high gross profit products.

- Reconstruct the sales network of air-conditioners and refrigerators to reduce the Group's cost on operation and sales.

- Further reconstruct the procurement systems of air-conditioners and refrigerators to increase its bargaining power and control its production cost.

- Continue to cooperate with Legend Group to develop the ERP system to further enhance its operating efficiency.

- Consistently enhance, examine and utilize the technology and advantages of its products, so as to speed up its exploration of the overseas market network and to implement its long-term and internationalization goals effectively.

- Search for more potential overseas market to further expand its export business.

- Launch the small-scale central air-conditioners to the market in the second half of this year.

- Intend to convert the share capital of Hefei mini-refrigerators factory into a joint stock limited company, so that it will be prepared and qualified for listing in the A share market in the PRC in the future (although, at present, the Group has no concrete plan for such listing in the PRC).

Directors' Interests in Shares, Warrants and Share Options

Details of the interests of the directors in the ordinary shares of the Company as at 30 June 2002 as recorded in the register maintained under Section 29 of Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

	Number of shares held		
	Personel Interest	**Family Interest**	**Corporate Interest**
Chen Xiao-shi	2,800,000	–	–
Liang Wei-wen	2,100,000	–	–
Liang Bao-ping	1,000,000	–	–
Ye Zhen-wen	500,000	–	–
Chen Hui	1,000,000	–	–
Zhang Xin-hua	1,600,000	–	–

The Company has a share option scheme under which it may grant options to directors and employees of the Group to subscribe for shares of the Company. Details of the scheme are set out in Note 11 to the Unaudited Condensed Financial Statements. The movement of share option held by the Company's directors during the period is as follows:

				Number of Share Options				
Name of directors	Date of grant	Exercise period	Exercise price per share	Outstanding as at 1/1/2002	Grant during the period	Exercise during the period	Lapsed/ cancelled during the period	Outstanding as at 30/6/2002
Mr. Liu Xi Bo	30/9/1997	30/9/1997-30/9/2007	HK$0.93	1,000,000	-	-	1,000,000	-
Mr. Zhang Xin Hua	30/9/1997	30/9/1997-30/9/2007	HK$0.93	800,000	-	-	-	800,000
Mr.Ng Cheong Lam	30/9/1997	30/9/1997-30/9/2007	HK$0.93	1,000,000	-	-	1,000,000	-
Mr. Lo Wing Sang, Vincent	17/2/2000	17/2/2000-17/2/2010	HK$0.244	2,000,000	-	-	-	2,000,000
	5/7/2000	5/7/2000-4/7/2010	HK$0.211	1,000,000	-	-	-	1,000,000
Mr. Chan Wai Dune	17/2/2000	17/2/2000-17/2/2010	HK$0.244	2,000,000	-	-	-	2,000,000
	5/7/2000	5/7/2000-4/7/2010	HK$0.211	1,000,000	-	-	-	1,000,000

Save as disclosed above, the Company has no notice of any interest to be recorded under Section 29 of the SDI Ordinance as at 30 June 2002.

Except for the above, at no time during the period was the Company or its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debenture of, the Company or any other body corporate.

Substantial Shareholders

As at 30 June 2002, the following shareholders of the Company had or were deemed to have more than 10% of interests in the Company under the Provisions of the SDI Ordinance as recorded in the register maintained pursuant to Section 16(1) of the SDI Ordinance:

Name	Number of shares held
Guangzhou International Trust and Investment Corporation ("GZITIC")	670,076,808 *
Guangzhou Baiyun Agriculture Industry & Commerce Corporation	162,960,000

* 590,076,808 shares were pledged as share mortgage in exchange of a loan facility of US$20,000,000 to GZITIC and were registered under the name of Bright Asia Assets Ltd., as nominee shareholder of the lender.

Save as disclosed above, the Company has no notice of any interest to be recorded under Section 16(1) of the SDI Ordinance as at 30 June 2002.

Purchase, Sales and Redemption of Securities

During the period ended 30 June 2002, the Company and its subsidiaries did not purchase, sell or redeem any of the Company's securities.

Audit Committee

The Audit Committee has reviewed the unaudited interim financial statement and accounting principles and practices adopted by the Group and discussed with the management including auditing, internal controls and financial reporting matters.

Code of Best Practice

In the opinion of the Board, the Group has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited throughout the six months period ended 30 June 2002 except the Non-executive Directors and Independent Non-executive Directors are not appointed for a specific terms as they are subject to retirement by rotation and re-election at the Annual General Meeting of the Company in accordance with the provisions of the Company's Articles of Association.

By Order of the Board
Chen Xiao-shi
Chairman

Hong Kong, 12 September 2002

最佳應用守則

董事會認為，本集團於截至二零零二年六月三十日止六個月期間，均遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十四所載之最佳應用守則，惟本集團之非執行董事及獨立董事，並無按特定任期委任。彼等須依據本公司組織章程之規定在股東週年大會上輪值告退及重選。

承董事會命
董事長
陳小石

香港，二零零二年九月十二日

主要股東

於二零零二年六月三十日，根據公開權益條例第十六(一)條規定設立主要股東名冊顯示，下列股東持有或被視為持有本公司已發行股本百份之十以上權益：

名稱	持有權益
廣州國際信托投資公司(「廣州信托」)	670,076,808 *
廣州國營白雲農工商聯合公司	162,960,000

* 其中590,076,808股已被廣州信托作為股權抵押，以取得向廣州信托提供的20,000,000美元的信貸額度，並登記於債權人之名義股東 Bright Asia Assets Ltd.名下。

除上述披露外，本公司未並獲知會於二零零二年六月三十日任何人根據公開權益條例第十六(一)條所規定須予記錄擁有本公司之任何股本權益。

購入、出售及贖回證券

截至二零零二年六月三十日止六個月內，本集團及附屬公司概無購入、出售及贖回任何本公司之證券。

審核委員會

審核委員會已審閱本集團採納之會計原則和慣例及中期未經審核報告，並與管理層就審核、內部監控及財務匯報之事宜進行討論。

本公司設有認股權計劃，據經本集團之董事可獲授認股權，以認購本公司之股份。該優先認股權計劃之詳情載於本未經審核的財務報表附註11。本期內由本公司董事持有及獲授之認股權如下：

				認股權數目				
董事	授出日期	行使期間	每股認購價	期初餘額	期內授出	期內行使	期內失效／取消	期末餘額
劉錫博先生	30/9/1997	30/9/1997-30/9/2007	0.93港元	1,000,000	–	–	1,000,000	–
張新華先生	30/9/1997	30/9/1997-30/9/2007	0.93港元	800,000	–	–	–	800,000
伍暢林先生	30/9/1997	30/9/1997-30/9/2007	0.93港元	1,000,000	–	–	1,000,000	–
羅榮生先生	17/2/2000	17/2/2000-17/2/2010	0.244港元	2,000,000	–	–	–	2,000,000
	5/7/2000	5/7/2000-4/7/2010	0.211港元	1,000,000	–	–	–	1,000,000
陳維端先生	17/2/2000	17/2/2000-17/2/2010	0.244港元	2,000,000	–	–	–	2,000,000
	5/7/2000	5/7/2000-4/7/2010	0.211港元	1,000,000	–	–	–	1,000,000

除以上披露外，本公司於二零零二年六月三十日並無接獲知會有任何其他依據權益條例第29條所規定須予記錄的權益。

除上述外，於本期任何時間內，本公司或其他任何附屬公司並無簽訂任何安排，致本公司之董事可藉購買本公司或任何其他法人團體之股份或債券而獲益。

- 將空調和冰箱的銷售網進行整合，減少集團在營運及銷售方面之成本。
- 進一步整合空調和冰箱的採購系統，增加集團的議價能力，控制製造成本。
- 繼續與聯想集團合作發展ERP軟件程式，進一步提升企業的營運效率。
- 不斷提升、審查及發揮本集團產品的技術和產品優勢，加速海外市場網絡的開拓，使集團能更有效地實踐長遠及國際化的經營目標。
- 開發更多有潛力的海外市場，進一步擴展集團的出口業務。
- 於下半年度，在空調業務方面，將於市場推出小型中央空調。
- 集團有意將合肥小冰箱工廠進行股份制改造，為將來能符合中國A股市場上市的要求作好準備（惟目前，集團尚未有任何具體計劃於中國實行此上市計劃）。

董事之股本證券、認股權證及優先認股權權益

按本公司根據證券（披露權益）條例（「公開權益條例」）第二十九條存置之登記冊所載，截至二零零二年六月三十日，董事所持有本公司已發行普通股股本權益如下：

	持有之股份證券數目		
	個人權益	家屬權益	公司權益
陳小石	2,800,000	–	–
梁偉文	2,100,000	–	–
梁保平	1,000,000	–	–
葉真文	500,000	–	–
陳輝	1,000,000	–	–
張新華	1,600,000	–	–

未來展望

由於期內國內家電行業競爭異常激烈，行業營利空間下跌導致部份競爭對手退出，可望業內下半年之競爭將緩和下來，預計集團未來的業務前景亦會變得明朗。展望未來，本集團將借助國內白色家電產業重組及產品結構升級的機遇，擴展經營規模，同時以市場為導向，不斷以新技術成果提升「華凌」產品的技術優勢。集團管理層相信，隨著本集團一批最新產品面世，本集團的市場銷售一定可以開創出新的局面。

預計未來，中國家電製造業「全球最大家電製造基地」的地位必將不斷提升及鞏固，使未來國內家電企業可在全球更廣闊的市場範圍內爭取更多商機。本集團亦將抓住此機遇，不斷提升、審查及發揮本集團產品的技術和產品優勢，加速海外市場網絡的開拓，更有效地實踐長遠及國際化的經營目標。

集團於未來之企業目標概述如下：

➢ 由於部份競爭對手退出，預計未來之競爭將緩和下來，集團未來的業務前景亦會變得明朗。

➢ 借助國內白色家電產業重組及產品結構升級的機遇，擴展經營規模。

➢ 以市場為導向，不斷以新技術成果提升「華凌」產品的技術優勢。

➢ 優化產品結構，滿足不同市場的需要。

➢ 加強整體產品的研發，以生產高附加價值及高毛利率的產品。

人力資源管理及企業文化建設

回顧期內，本集團積極加強人力資源管理，改善了《績效考核制度》及《管理人員考核辦法》等制度，經過測試後取得良好的實際操作效果。各子公司結合企業資訊系統建設，以ERP、PDM等資訊系統項目所帶來的管理革新，積極加強人力資源思想、工作方法、工作流程的再造，通過培訓及引導，全面提升管理層整體業務質素。

為配合人力資源管理，回顧期內，本集團因應企業管理革新的趨勢，聘請國際知名企業及著名大學教授和專家，共同參與歸納及提出本集團企業文化理念，並編制成企業文化手冊，供集團員工貫徹執行，以提高集團組織成員的凝聚力及向心力。

僱用、培訓、發展及報酬政策

截至二零零二年六月三十日，本集團共聘用約2,900位僱員，其中香港僱員為10位。本集團給予員工報酬時主要以其表現、經驗及業內慣例作考慮準則。本集團已成立了購股權計劃及提供如退休保障，強制性公積金等，以及跟國內員工相類似的保障；亦會就其個人之表現及集團整體盈利之表現向員工提供酌情獎金及其他報酬。

流動資金及資本資源

本集團一般以其內部產生之流動現金及中國往來銀行所提供之融資作為其業務運作所需資金。

技術研發

回顧期內，本集團空調公司繼續加強研發新產品技術，成立了產品管理委員會，將新產品開發列入投資進行系統為長遠的規劃及管理。為配合未來市場細分的需要，各子公司將技術研發部門分拆為國內產品開發部及國際產品開發部，分別承擔國內產品及國際產品的開發與技術研究任務，大大提高了產品研發的針對性和成功率。期內，集團完成了17個新產品項目以及14項重點技術及研發管理改進項目。新一批技術研發成果的誕生將為本集團下一步發展提供新的動力。

品質控制

為確保「華凌牌」產品的品質水平，以及提高華凌產品的市場競爭力，本集團於回顧期內，嚴格注重產品質量體系的建設，成效令人滿意。集團下屬各子公司均嚴格遵照ISO9001 2000版的要求，修訂質量手冊及程序文件，並定期召開質量例會，提高質量控制水平。期內，本集團平均每月的B品率只有0.10%，大大低於去年0.27%的平均水平。嚴格的品質管理使本集團產品質量取得可靠保證，更進一步提高了用戶對「華凌」品牌的認可度和忠誠度。

資本運作及重組

回顧期內，本集團充分借助了國際及國內家電產業格局重組的機遇，研究及制定透過資本市場來實踐擴展規模的策略，期望透過資產重組迅速把「華凌」做得更強大，實現2005年之前成為國內空調及冰箱業前五強的目標。

國內OEM市場

本集團冰箱OEM業務之銷量及營業額於回顧期內分別約為47,000台及45,550,000港元，較去年同期大幅上升約135%及73.08%。冰箱之國內OEM業務之升幅主要基於冰箱的進入門檻高，進行品牌產品多元化的廠家尋求產品質素高的OEM廠家以維持品牌的形象。

集團整體營運分析

企業資訊系統建設

回顧期內，本集團資訊系統建設取得積極進展。集團實施的PDM（「產品數據管理系統」）項目、與國內著名IT企業聯想集團合作實施ERP（「資料管理系統」）項目，以及集團採購資訊系統等資訊科技建設項目均於本年4月份成功實踐。這在提高集團決策效率、加強成本控制及提高管理素質等方面將帶來重大而深遠的影響。此外，集團在互聯網資訊採購平台建設亦有很大進展。初步進行的互聯網物流管理資訊系統，使供應商可以在第一時間了解相關的物流管理資訊，並能及時根據採購計劃進行備貨及送貨，從而更能減少庫存的積存。

成本控制

回顧期內，本集團努力加強集團資源的整合，提高集團各子公司的合作，加強集團內資源的分配，提高各項資源運用的效率，以節省各項目製造的成本費用。同時，期內集團適當地削減了管理人員的薪酬，以進一步控制營運管理成本。在資源整合上，集團於2002年年初正式成立了集團採購中心及網上採購平台，經過多月來的運作，新的採購模式在降低採購成本上的成效尤其顯著，預計採購成本全年可降低5%以上。

海外出口

回顧期內，本集團之冰箱出口銷量業績平穩增長，冰箱出口量比去年同期增長約15.29%，約達181,000台。營業額比去年增長約26.77%，約達112,295,000港元。大冰箱出口業務的表現最為突出，上半年累積出口已超過去年全年出口總數，約達19,300台，約達18,368,000港元。大冰箱在開發歐洲市場方面亦取得積極的進展，出口英國的銷量約佔期內出口總量的40%。同時，集團在亞洲市場的競爭力亦進一步提升，出口印尼的冰箱銷量較去年有大幅增長。期內，合肥「華凌牌」小冰箱在北美、日本及歐洲三大市場出口量比去年同期增長約7.78%，約達164,000台。冰箱出口業績的大幅增長對本集團在出口市場有極大的鼓舞作用，增強了本集團對國際市場的信心，集團將繼續大力開拓國際市場，亦同時產生了積極的推動作用，加速本集團對新產品的研發。

國內市場

回顧期內，本集團國內冰箱銷量比去年同期下跌約3.27%，約達148,000台。營業額比去年同期下跌約34.51%，約達113,331,000港元。期內，本集團取得開發新產品的權利，積極重整冰箱新產品的研發方向，以高、中、低三檔產品不同的價格和特色來迎合不同層次的用戶需求。在銷售策略方面，本集團堅持以20%的中、高檔產品爭取更高利潤，以80%中、低檔產品爭奪更大的市場佔有率作市場策略，有效提高了市場運作的靈活性。

國內市場

回顧期內，國內空調的銷量約達146,000台，比去年同期下跌約1.35%，營業額約達231,778,000港元，比去年同期下降約46.81%。國內市場銷量和銷售額出現下跌有兩個主要因素，一是由於國內有很多新的空調製造商，為能夠迅速地提高知名度及增加市場佔有率，惡意降價從而打擊市場價格體系，造成無序惡性競爭；二是由於國內今年夏季天氣清涼，令空調的需求大大降低，直接影響集團空調銷量。本集團管理層深信，只有向用戶提供高質素的產品及服務，才能令企業得到長期發展。因此，集團於回顧期內，秉承一貫「高品質產品與服務」的理念，未有盲目跟從降價，而是集中於提高產品質素及服務水平，實踐對用家的承諾。此舉雖然令本集團在短期內的國內空調業績受到負面影響，但長遠而言，這將有利於提升本集團空調品牌形象及競爭力。

國內OEM市場

回顧期內，本集團OEM業務銷售量為392台，較去年同期下跌約99.07%；營業額約為428,000港元，較去年同期下降約99.58%。由於國內黑色家電品牌看好空調市場，皆自行設廠進行研發及生產，加上國內涼夏等不利因素影響，令本集團的空調國內OEM需求下挫。

冰箱業務分析

回顧期內，本集團冰箱的銷量比去年同期增長約13.94%，約達376,000台，冰箱營業額約為271,176,000港元，比去年同期下跌約5.82%。

業務回顧

於回顧期內，本集團致力擴大空調及冰箱在國內外的市場佔有率，集團在採取現代化管理模式的基礎上，成為中國主要的家電企業之一。期內，由於大量新家電製造商加入本行，使同業競爭更為激烈，雖然集團過去無論在開拓國內外市場、研發新產品、建設企業資訊系統、控制成本以及建設企業文化方面，均表現卓越，但亦不能抵消競爭對集團毛利率所帶來之影響。

空調業務分析

回顧期內，本集團的空調銷量比去年同期上升約4.88%，約達301,000台。受國內空調市場整體降價影響，集團期內的空調收益未能與銷量同步增長，期內空調的營業額約達443,550,000港元，比去年同期下跌約32.98%。

海外出口

回顧期內，本集團的空調出口業務令人滿意，出口量比去年同期上升約59.79%，約達155,000台，達到集團年度計劃約89%，營業額比去年同期上升約69.95%，約達211,344,000港元。期內，北美、歐洲及台灣地區的出口錄得較大增幅。北美出口量約達56,600台，台灣約達38,400台，比去年同期分別增長約50%及67%。集團於回顧期內往歐洲的出口已超過40,000台，比去年同期亦有較高的增長速度。

財務回顧

截至二零零二年六月三十日止，本集團的整體銷量上升約9.72%，營業額約為714,726,000港元，較去年同期之949,717,000港元下調約24.74%，經營利潤下跌約90.90%，約為6,310,000港元(二零零一年:69,339,000港元);股東應佔虧損約為9,446,000港元，(二零零一年股東應佔溢利:38,064,000港元)。於二零零二年六月三十日，手頭現金約達136,699,000港元。

中期股息

董事會將不擬派發截至二零零二年六月三十日止期內之中期股息(二零零一年:無)。

行業概述

二零零二年上半年，中國國內經濟增長平穩，促進了工業生產的增長速度。但由於人民財政收入增長放緩、物價水平處於低位、農村需求增長緩慢等因素，使上半年經濟的發展受到一定的影響。

基於消費價格的下跌及不斷有新的家電製造廠商加入本行業，令期內中國內地家電市場的競爭加倍激烈，並使行業整體效益的增長低於整體銷量的增幅。

出口市場方面，隨著世界經濟開始復甦以及中國加入世貿，加上對外經濟有關措施的落實，進一步帶動中國家電製造業的發展和增加出口。此外，中國產品的價格優勢，使各類型家電產品的出口強勁，預期中國的家電行業在國際家電市場將佔一重要地位。

本集團於本期內與關聯公司進行下列重大交易，董事會認為該等交易均在正常業務中按一般商業條款進行：

	截至六月三十日止六個月	
	二零零二年	二零零一年
	（未經審核）	（未經審核）
	千港元	千港元
向廣州華凌泡沫塑料有限公司採購貨品	**4,317**	2,955
向雲港塑料有限公司採購貨品及支付加工費	**6,792**	7,432
向西安東方機電（集團）有限公司購買機器設備**	**11,474**	–
	22,583	10,387

** *根據西安對外貿易經濟委員會的第005號文件，本集團的聯營公司西安東凌製冷壓縮機有限公司（「西安東凌」）的已發行及繳足資本由11,340,000美元增加至18,670,000美元。本公司向西安東凌出資1,832,500美元，包括361,500美元現金及相等於1,471,000美元的機械設備。該機械設備乃向西安東凌的主要股東、西安東方機電（集團）有限公司購置。直至申報日期結算日止，本集團仍未支付該款項。*

(14) *銀行融資及資產抵押*

截至二零零二年六月三十日，本集團有關透支、貸款及貿易之銀行信用額度約為618,895,000港元（截至二零零一年十二月三十一日：634,896,000港元）。截至該日，已動用的銀行信用額度約為550,160,000港元（截至二零零一年十二月三十一日：535,074,000港元）。

該等信用額度乃按下列各項作保證：

(a) 本公司附屬公司之公司擔保；

(b) 中國雪櫃實業有限公司、廣州華凌空調設備有限公司、合肥華凌電器有限公司於二零零二年六月三十日賬面淨值約239,557,000港元（二零零一年十二月三十一日：116,967,000港元）。

(15) *資本承擔*

截至二零零二年六月三十日，本集團授出及訂立之與固定資產有關的資本承擔約為23,876,000港元（截至二零零一年十二月三十一日：43,893,000港元）。

於本期內優先認股權數目之變動如下：

	每股認購價				
	0.930港元	0.244港元	0.225港元	0.211港元	總計
於二零零二年一月一日結餘	2,800,000	4,300,000	900,000	2,480,000	10,480,000
期內授出	–	–	–	–	–
期內行使	–	(300,000)	(900,000)	–	(1,200,000)
期內註銷／失效	(2,000,000)	–	–	–	(2,000,000)
於二零零二年六月三十日結餘	**800,000**	**4,000,000**	**–**	**2,480,000**	**7,280,000**

該優先認股權可於授予日開始10年內行使。

(12) 除税前(虧損)／利潤與經營業務所得現金淨額對照表

	截至六月三十日止六個月	
	二零零二年	二零零一年
	(未經審核)	(未經審核)
	千港元	千港元
除税前(虧損)利潤	**(9,363)**	48,720
應佔聯營公司虧損	**1,569**	1,416
拆舊及攤銷	**33,904**	26,159
出售固定資產虧損	**326**	329
利息收入	**(1,560)**	(1,527)
利息支出	**17,738**	19,502
應付税金增加	**26,752**	39,633
存貨(減少)增加	**34,650**	(98,486)
貿易及其他應收賬增加	**(163,031)**	(248,881)
貿易及其他應付賬增加	**86,523**	196,016
匯兑差額	**–**	19
經營業務淨現金流入／(流出)	**27,508**	(17,100)

(13) 關聯公司交易

假如一間公司有能力在財務或業務決定上直接或間接控制另一間公司或對另一間公司產生重大影響則被視為關聯公司。假如它們受相同的控制或相同的重大影響亦被視作有關聯。

(10) 股本

	二零零二年 六月三十日 (未經審核) 千港元	二零零一年 十二月三十一日 (經審核) 千港元
法定股本:		
每股面值0.1港元之1,600,000,000股普通股	**160,000**	160,000
已發行及繳足股本:		
每股面值0.1港元之1,381,716,408股普通股 (截至二零零一年十二月三十一日: 1,380,516,408股普通股)	**138,172**	138,052

於本期間,因行使認股權而發行每股面值0.1港元之普通股份共1,200,000股,包括:

(a) 以每股溢價0.144港元發行300,000股;

(b) 以每股溢價0.125港元發行900,000股。

(11) 優先認股權計劃

根據本公司於一九九三年十一月二十六日採納,以作為鼓勵員工的機制,本公司有權授出優先認股權予本公司的執行董事及僱員以認購本公司的股份(「股份」),惟以本優先認股權計劃已發出及可發出的股份,連同其他涉及發出或授出認購權以認購本公司股份或證券予本公司行政人員及員工的其他計劃所發出的股份,最多可相等於本公司已發行股本的10%(不包括因行使優先認股權而發行的股份)。認購價由董事釐定,惟不得低於股份之面值或緊接授出優先認股權日期前五個交易日股份在香港聯合交易所有限公司之平均收市價之80%(以較高者為準)。根據該計劃,並無對授予任何一名參與人之認購股權所涉及之股份設定上限。根據該計劃之條款規定,認購股權可於其被視作授出及接納之日期後隨時根據計劃行使。

(8) *貿易及其他應收款*

本集團給予客戶的信用條款各不相同，因此本集團並無專門的信用政策。於二零零二年六月三十日，應收貿易賬項分析如下：

	二零零二年六月三十日（未經審核）千港元	二零零一年十二月三十一日（經審核）千港元
一年內	**351,251**	327,695
一年以上至兩年內	**33,498**	26,126
兩年以上	**30,296**	18,538
	415,045	372,359
呆帳準備	**(66,770)**	(71,485)
其他應收款	**202,825**	87,195
	551,100	388,069

(9) *貿易及其他應付款*

以下為申報日期結算之應付貿易賬項之賬齡分析：

	二零零二年六月三十日（未經審核）千港元	二零零一年十二月三十一日（經審核）千港元
一年內	**526,740**	441,945
一年以上至兩年內	**23,401**	7,479
兩年以上	**4,704**	2,476
	554,845	451,900
其他應付款	**274,181**	249,128
	829,026	701,028

(4) *經營利潤*

	截至六月三十日止六個月	
	二零零二年 (未經審核) 千港元	二零零一年 (未經審核) 千港元
經營利潤已扣除以下各項		
固定資產折舊	**33,564**	25,819
商譽攤銷	**340**	340
銀行貸款利息	**17,738**	19,502

(5) *稅項*

由於本集團並無賺取任何應課香港利得稅收入,故此並無提取任何香港利得稅準備。中國企業所得稅乃根據本年之估計應課稅利潤按當地之現行稅率計算。

	截至六月三十日止六個月	
	二零零二年 (未經審核) 千港元	二零零一年 (未經審核) 千港元
中國企業所得稅		
本期計提	**(3,184)**	(3,861)
以前年度多計/(少計)	**6,231**	—
	3,047	(3,861)

(6) *中期股息*

本公司董事會不建議派發截至二零零二年六月三十日止之中期股息(二零零一年:沒有派發中期股息)。

(7) *每股(虧損)/盈利*

每股虧損乃按股東應佔綜合虧損約9,446,000港元(二零零一年股東應佔綜合利潤:38,064,000港元)及本期之加權平均數1,381,603,701股(二零零一年:1,207,558,893股)計算。

攤薄每股虧損仍按期內加權平均攤薄數1,382,511,306股(二零零一年:1,216,895,889股)計算。

附註三：按地區劃分的在中國國內和對國外出口的小型冰箱銷售分析如下：

	截至六月三十日止六個月	
	二零零二年 （未經審核） 千港元	二零零一年 （未經審核） 千港元
中國國內銷售	**16,491**	33,766
對中國以外地區出口		
歐洲	**1,873**	–
美洲	**29,500**	28,968
亞太	**61,992**	55,523
非洲	**562**	–
總出口銷售	**93,927**	84,491
合計	**110,418**	118,257

(3) 其他業務收入

	截至六月三十日止六個月	
	二零零二年 （未經審核） 千港元	二零零一年 （未經審核） 千港元
租賃收入	**1,918**	198
存貨跌價準備撥回	**11,314**	–
呆帳準備撥回	**5,657**	–
政府補貼收入	**1,207**	–
增值稅退稅	–	7,430
廢料銷售	**3,528**	4,957
其他	**681**	1,588
	24,305	14,173

附註一：按地區劃分的在中國國內和對國外出口的冰箱銷售分析如下：

	截至六月三十日止六個月	
	二零零二年	二零零一年
	（未經審核）	（未經審核）
	千港元	千港元
中國國內銷售	**142,390**	165,595
對中國以外地區出口		
歐洲	**6,484**	4,092
亞太	**11,884**	–
非洲	–	–
總出口銷售	**18,368**	4,092
合計	**160,758**	169,687

附註二：按地區劃分的在中國國內和對外出口的空調銷售分析如下：

	截至六月三十日止六個月	
	二零零二年	二零零一年
	（未經審核）	（未經審核）
	千港元	千港元
中國國內銷售	**232,206**	537,417
對中國以外地區出口		
歐洲	**53,851**	37,307
美洲	**66,161**	39,172
亞太	**80,843**	47,877
非洲	**10,489**	–
總出口銷售	**211,344**	124,356
合計	**443,550**	661,773

未經審核的財務報表附註

(1) 主要會計政策

本未經審核簡明中期綜合財務報告(「中期報告」)乃根據香港會計師公會頒佈之《會計實務準則》(「SSAP」)第25號「中期財務報告」(「SSAP25」)所編制,並根據香港聯合交易所有限公司證券上市規則附錄16之披露規定作出適當披露。所採用之會計政策與本集團截至二零零一年十二月三十一日止年度之年報中所採用的一致。惟於本期間內,本集團因首次採納香港會計師公會頒佈之多項會計實務準則,於二零零二年一月一日起的會計期間採納了下列之會計政策:

準則第一條(經修訂)	財務報表的呈佈
準則第十一條(經修訂)	外幣折算
準則第十五條(經修訂)	現金流量表
準則第二十五條(經修訂)	中期財務報表

本未經審核之簡明綜合中期財務報表雖未經本公司核數師審核,惟已由本公司審核委員會審閱。

(2) 營業額及業務分佈資料

本集團營業額主要來自於銷售家用電器。

本集團的營業額及所佔經營溢利/(虧損)按產品分析如下:

	營業額 截至六月三十日止六個月		所佔經營溢利/(虧損) 截至六月三十日止六個月	
	二零零二年 (未經審核) 千港元	二零零一年 (未經審核) 千港元	二零零二年 (未經審核) 千港元	二零零一年 (未經審核) 千港元
冰箱銷售(附註一)	**160,758**	169,687	**(11,885)**	(29,120)
空調銷售(附註二)	**443,550**	661,773	**15,869**	83,853
小型冰箱銷售(附註三)	**110,418**	118,257	**8,130**	19,506
其他	–	–	**(5,804)**	(4,900)
	714,726	949,717	**6,310**	69,339

綜合股東權益變動表

	股本（未經審核）千港元	股份溢價（未經審核）千港元	一般儲備基金（未經審核）千港元	企業發展基金（未經審核）千港元	匯兌儲備（未經審核）千港元	物業價值重估儲備（未經審核）千港元	累計虧損（未經審核）千港元	總計（未經審核）千港元
二零零一年一月一日餘額	117,906	446,533	33,144	16,958	28,497	13,000	(54,952)	601,086
應佔聯營公司收購後儲備	–	–	–	–	–	–	–	–
貨幣匯兌差異	–	–	–	–	(57)	–	–	(57)
收益表未確認淨收益	117,906	446,533	33,144	16,958	28,440	13,000	(54,952)	601,029
本期淨利潤	–	–	–	–	–	–	38,064	38,064
利潤分配	–	–	–	–	–	–	–	–
股息	–	–	–	–	–	–	–	–
發行股本	19,143	63,574	–	–	–	–	–	82,717
發行費用	–	(624)	–	–	–	–	–	(624)
二零零一年六月三十日餘額	137,049	509,483	33,144	16,958	28,440	13,000	(16,888)	721,186
二零零二年一月一日餘額	138,052	509,219	33,477	16,958	28,497	–	(44,526)	681,677
應佔聯營公司收購後儲備	–	–	38	20	–	–	–	58
貨幣匯兌差異	–	–	–	–	–	–	–	–
收益表未確認淨收益	138,052	509,219	33,515	16,978	28,497	–	(44,526)	681,735
本期淨虧損	–	–	–	–	–	–	(9,446)	(9,446)
利潤分配	–	–	195	–	–	–	(195)	–
股息	–	–	–	–	–	–	–	–
發行股本	120	156	–	–	–	–	–	276
發行費用	–	(7)	–	–	–	–	–	(7)
二零零二年六月三十日餘額	138,172	509,368	33,710	16,978	28,497	–	(54,167)	672,558

簡明綜合現金流量表

	附註	截至六月三十日止六個月 二零零二年 （未經審核） 千港元	二零零一年 （未經審核） 千港元
經營業務之淨現金流入／（流出）	12	**27,508**	(17,100)
投資回報及融資之現金流出		**(15,747)**	(17,975)
已付税項		**(17,664)**	(75,954)
投資業務之現金流出淨額		**(46,697)**	(89,081)
融資前之現金流出淨額		**(52,600)**	(200,110)
融資之現金流入淨額		**2,260**	111,671
銀行結餘及現金減少		**(50,340)**	(88,439)
於一月一日之銀行及現金		**187,039**	171,367
於六月三十日之銀行及現金		**136,699**	82,928

簡明綜合資產負債表

	附註	於二零零二年六月三十日（未經審核）千港元	於二零零一年十二月三十一日（經審核）千港元
非流動資產			
固定資產		**577,832**	570,948
其他資產		**244,206**	229,092
		822,038	800,040
流動資產			
存貨		**600,592**	635,241
貿易及其他應收款	8	**551,100**	388,069
銀行結存及現金		**136,699**	187,039
		1,288,391	1,210,349
流動負債			
貿易及其他應付款	9	**829,026**	701,028
應付税金		**34,556**	28,515
短期銀行貸款		**520,564**	518,574
其他短期貸款		**–**	30,000
		1,384,146	1,278,117
淨流動資產／（負債）		**(95,755)**	(67,768)
資產減流動負債總計		**726,283**	732,272
非流動負債			
長期銀行貸款		**16,500**	16,500
		16,500	16,500
少數股東權益前之資產淨值		**709,783**	715,772
少數股東權益		**37,225**	34,095
資產淨值		**672,558**	681,677
資金來源			
股本	10	**138,172**	138,052
儲備		**534,386**	543,625
		672,558	681,677

業績

國信華凌集團有限公司(「本公司」)董事會謹此宣佈,本公司及附屬公司(「本集團」)截至二零零二年六月三十日止六個月(「期內」)的未經審核綜合之中期業績如下:

簡明綜合利潤表

	附註	截至六月三十日止六個月 二零零二年 (未經審核) 千港元	二零零一年 (未經審核) 千港元
營業額	2	**714,726**	949,717
產品銷售成本		**(611,336)**	(726,504)
產品銷售利潤		**103,390**	223,213
其他業務收入	3	**24,305**	14,173
銷售費用		**(79,067)**	(105,421)
管理費用		**(41,834)**	(60,733)
其他經營費用		**(484)**	(1,893)
經營利潤	4	**6,310**	69,339
財務費用		**(14,104)**	(19,203)
應佔聯營公司虧損		**(1,569)**	(1,416)
税前(虧損)/利潤		**(9,363)**	48,720
税項	5	**3,047**	(3,861)
税後(虧損)/利潤		**(6,316)**	44,859
少數股東權益		**(3,130)**	(6,795)
股東應佔(虧損)/利潤		**(9,446)**	38,064
每股(虧損)/盈利			
一基本	7	**(0.7)**港仙	3.2港仙
一攤薄	7	**(0.7)**港仙	3.1港仙



中期報告
2002

GZITIC HUALING HOLDINGS LIMITED
國信華凌集團有限公司

GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The following announcement updates on the status of the possible acquisition by an independent third party of shares in the Company.

Shareholders and investors should exercise caution when dealing in shares in the Company.

With reference to announcement by GZITIC Hualing Holdings Limited (the "Company") dated 20 August 2002 relating to the interest expressed by an independent third party to acquire all the shares in the company held by Guangzhou International Trust and Investment Corporation ("GZITIC"), the board of the Company (the "Board") wishes to inform the shareholders as to its understanding of the current status of such possible acquisition and disposal. The Board has been informed by GZITIC that discussions with the independent third party as at the date of this announcement are still at a preliminary stage, that no decision has yet been made by GZITIC to dispose of its interest in the Company, and that the definitive terms of the possible acquisition and disposal have not been fixed. **Shareholders and investors should exercise caution when dealing in shares in the Company.**

Made by the order of the Board of GZITIC Hualing Holdings Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Chen Xiao-shi
Chairman

Hong Kong, 30 September 2002

The directors of the Company jointly and severally accept full responsibility for the accuracy of information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

信報 2/10/2002

GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(於香港註冊成立的有限公司)

公　佈

下列公佈為更新有關一名獨立第三者可能收購本公司股權的情況。

本公司股東及有意投資者於買賣本公司股份時務須審慎行事。

國信華凌集團有限公司(「本公司」)於二零零二年八月二十日發出的公佈，有關一名獨立第三者有意收購由廣州國際信托投資公司(「廣州信托」)持有本公司的全部股權。本公司董事會(「董事會」)就其對有關此項可能收購及變賣的現時情況的理解，向股東作出匯報。董事會收到廣州信托的通知，就其與獨立第三者的磋商，直至本公佈日期止，該磋商仍處於初步階段，廣州信托並無訂立有關變賣本公司股權的決定，亦無就有關此項可能收購及變賣訂立任何具體條款。**本公司股東及有意投資者於買賣本公司股份時務須審慎行事。**

上述聲明乃承國信華凌集團有限公司董事會之命而作出；董事會各董事願就本聲明的準確性承擔個別及共同的責任。

承董事會命
董事長
陳小石

香港，二零零二年九月三十日

本公司各董事願就本公佈所載資料之準確性共同及個別承擔全部責任，其在作出一切合理查詢後確認，就彼等深知，本公司所發出之意見乃經審慎周詳考慮後始作出，且本公佈並無遺漏任何其他事實，致使本公佈作出之任何聲明產生誤導。

28/10/2002 China Daily

This announcement is for information only and does not constitute an invitation or offer to sell, acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GZITIC

GZITIC Hualing Holdings Limited

國信華凌集團有限公司

(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The following announcement updates on the status of the possible acquisition by the Purchaser of shares in the Company as referred in the prior announcement dated 30th September, 2002.

On 18th October, 2002, the GZITIC Parties entered into an MOU with the Purchaser for the sale of part of their controlling interest in the Company and regarding the Purchaser's intention to make a general offer for the remaining outstanding shares of the Company. The MOU does not create any binding obligations save for the confidentiality and exclusivity arrangements on behalf of both parties that are typical for such transactions.

Investors should be aware that the contemplated transaction may or may not be consummated and is subject to due diligence and further negotiations on terms and conditions, including with respect to price. Therefore, investors are advised to exercise caution when dealing in the shares of the Company.

The directors ("**Directors**") of GZITIC Hualing Holdings Limited (the "**Company**") have been informed by the controlling shareholder, Guangzhou International Trust & Investment Corporation ("**GZITIC**") on 24th October, 2002 in response to the Company's enquiry that, on 18th October, 2002, GZITIC, on its own behalf and on behalf of certain related parties (together, the "**GZITIC Parties**") entered into a Memorandum of Understanding ("**MOU**") with an independent third party (the "**Purchaser**") for the sale of part of their controlling interest in the Company. The consideration payable will be determined after the completion of a financial and legal due diligence exercise to be performed by the Purchaser and after further negotiations between the parties. The Purchaser and their beneficial owners are independent third parties not connected with any director, the chief executive or substantial shareholders of the Company and their respective associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange), and as far as the Company is aware the Purchaser and their beneficial owners do not have any prior shareholding in the Company. The proposed sale of shares is subject to the entering into of a formal sale and purchase agreement ("**Sale Agreement**") between the GZITIC Parties and the Purchaser. Pursuant to the MOU, should the agreement to sell a portion of the shares of the GZITIC Parties in the Company to the Purchaser materialise, the Purchaser, its associates and/or any parties acting in concert with it intend to make a general offer for the remaining outstanding shares of the Company.

The GZITIC Parties and the Purchaser agree under the MOU to negotiate in good faith with a view to agreeing to the terms of the Sale Agreement preferably before 25th December, 2002. **Save for the confidentiality and exclusivity arrangements on behalf of both parties that are typical for such transactions, the MOU does not create any binding obligations. Investors should be aware that the contemplated transaction may or may not be consummated and is subject to due diligence and further negotiations on terms and conditions, including with respect to price. At this stage, it is not certain whether a general offer for shares in the Company will or will not be made. Therefore, investors are advised to exercise caution when dealing in the shares of the Company.**

The Directors have been advised by GZITIC that no further material information is available at this stage and that GZITIC will inform them of any material changes to the status of the negotiations with the Purchaser.

Made by the order of the board of directors of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Chen Xiao-shi
Chairman

Hong Kong, 25th October, 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

2002年10月25日 信報

本公佈僅供參考之用，並不構成收購、購買或認購證券之邀請或建議。

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(於香港註冊成立的有限公司)

公　佈

下列公佈為根據二零零二年九月三十日的前公佈所載，更新有關收購者可能收購本公司股權的情況。

於二零零二年十月十八日，廣州信托各方與該收購者訂立備忘錄，商討有關出售部份本公司的控股權益，和該收購者對向本公司餘下股權提出全面收購建議的意向。在此類交易的典型情況下，該備忘錄保留代表各方的保密性及專有性的安排，並且無制訂任何具約束力的責任。

投資者須注意該收購意向可能或不可能完成，並有待盡職調查及進一步磋商包括收購價在內的條款及條件。因此，投資者於買賣本公司股份時務須審慎行事。

國信華凌集團有限公司(「本公司」)各董事(「各董事」)於二零零二年十月二十四日收到控股股東，即廣州國際信托投資公司(「廣州信托」)的回覆本公司諮詢的通知，於二零零二年十月十八日，廣州信托與其代表，及代表各有關連單位(「廣州信托各方」)與一名獨立第三者(「收購者」)訂立一份諒解備忘錄(「備忘錄」)，有關出售其於本公司的部份控股權益。應付作價將有待該收購者進行的財務及法律盡職調查後及與有關各方進一步磋商後始可決定。該收購者及其受益擁有者均為獨立第三者，與本公司的任何董事、行政總裁或主要股東或彼等各自的聯繫人士(定義見聯交所證券上市規則)均無關連，及根據本公司所知悉，該收購者及受益擁有者，在此以前並無擁有任何本公司的股權。該收購股權建議仍有待廣州信托各方與該收購者訂立正式買賣協議(「買賣協議」)後始落實。根據該備忘錄所載，如廣州信托各方出售部份本公司股權予收購者的協議具體落實後，該收購者、其聯繫人士及／或其他一致行動的人士將會向本公司餘下的股份權益提出全面收購建議。

廣州信托各方及收購者於備忘錄下同意，以誠懇的態度磋商，共同努力期望可於二零零二年十二月二十五日前，達成買賣協議的條款。**在此類交易的典型情況下，該備忘錄保留代表各方的保密性及專有性的安排，並且無制訂任何具約束力的責任。投資者須注意該收購意向可能或不可能完成，並有待盡職調查及進一步磋商包括收購價在內的條款及條件。於現階段為止，仍未確定全面收購本公司股份權益會否進行。因此，投資者於買賣本公司股份時務須審慎行事。**

各董事收到廣州信托的通知，於現階段並無獲得進一步的重大資料，及廣州信托將通知各董事有關與收購者的磋商情況的任何重大轉變。

上述聲明乃承國信華凌集團有限公司董事會之命而作出；董事會各董事願就本聲明的準確性承擔個別及共同的責任。

承董事會命
董事長
陳小石

香港，二零零二年十月二十五日

各董事就本公佈共同及個別承擔全部責任，各董事在作出一切合理查詢後確認，就彼等所深知及確信，本公佈所表達之一切意見乃經審慎周詳之考慮後始行作出，本公佈並無遺漏其他事實致使本公佈所載任何內容產生誤導。